Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City Finance Limited Announces Results of Early Tender of its Tender Offer for Its 6.000% Senior Notes due 2025

Macau, Monday, April 22, 2024 – Studio City Finance Limited (“Studio City Finance”) today announces the expiration of the early tender period and results of early tender of its previously announced cash tender offer for up to an aggregate principal amount of US$100 million of its outstanding 6.000% senior notes due 2025 (ISIN: US86389QAE26 and USG85381AE48) (the “Notes” and such tender offer, the “Tender Offer”) as described in the Offer to Purchase dated April 8, 2024 (the “Offer to Purchase”). Capitalized terms used in this announcement but not defined herein have the meanings given to them in the Offer to Purchase.

The early tender period expired at 5:00 p.m., New York City time, on April 19, 2024 (the “Early Tender Date”). At the Early Tender Date, valid tenders had been received (and not validly withdrawn) with respect to US$307,150,000 aggregate principal amount of the Notes.

In connection with expiration of the early tender period, Studio City Finance also announces it is increasing the Maximum Tender Amount to US$100,029,000. Subject to the General Conditions set out in “The Offer—Conditions to the Offer” in the Offer to Purchase having been satisfied or otherwise waived by Studio City Finance, as the case may be, Studio City Finance expects to accept for purchase the Notes that were validly tendered (and not validly withdrawn) pursuant to the Tender Offer by the Early Tender Date for a combined aggregate principal amount equal to US$100,029,000 (the “Accepted Amount”). The settlement for the Notes accepted by Studio City Finance in connection with the Early Tender Date is expected to take place on April 24, 2024 (the “Early Payment Date”). The amount of Notes that is to be purchased on the Early Payment Date will be determined in accordance with the proration procedures described in the Offer to Purchase, subject to the Accepted Amount. It is expected that the Notes shall be accepted subject to a proration factor of approximately 33.7%.

The Withdrawal Deadline has passed and has not been extended. Notes tendered pursuant to the Tender Offer can no longer be withdrawn, unless the Company is required to extend withdrawal rights under applicable law.

The Tender Offer will expire at 5:00 p.m., New York City Time, on May 6, 2024, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Time”). However, as Studio City Finance intends, subject to the terms and conditions of the Tender Offer, to accept for purchase the Accepted Amount on the Early Payment Date, further tenders of Notes prior to the Expiration Time will not be accepted for purchase.

Studio City Finance has engaged Deutsche Bank AG, Singapore Branch and Morgan Stanley & Co. LLC to act as the dealer managers for the Tender Offer. Questions regarding the terms of the Tender Offer should be directed to Deutsche Bank AG, Singapore Branch at One Raffles Quay, #17-00 South Tower, Singapore 048583, Attention: Global Risk Syndicate (Tel: +65 6423-4229), with a copy to Deutsche Bank AG, London Branch at Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom, Attention: Liability Management Group (Tel: +44 207-5458011) and Deutsche Bank Securities Inc. at 1 Columbus Circle, New York, New York 10019, United States of America, Attention: Liability Management Group (Tel: +1 855-287-1922 / +1 212-250-7527) or Morgan Stanley & Co. LLC at 1585 Broadway, 6th Floor, New York, New York 10036, United States of America, Attention: Liability Management Group (Tel: +1 212-761-1057 / +1 800-624-1808, Email: debt_advisory@morganstanley.com). Studio City Finance has appointed Kroll Issuer Services Limited to serve as the tender and information agent for the Tender Offer. Questions regarding the procedures for participating in the Tender Offer or requests for additional copies of the Offer to Purchase should be directed to Kroll Issuer Services Limited, Attention: Mu-yen Lo and Kevin Wong (Tel: +852 2281-0114, Email: studiocity@is.kroll.com).

This press release is not an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Tender Offer is being made solely by the Offer to Purchase. None of Studio City Finance, its board of directors, the trustee, the dealer managers, the tender and information agent or any of their respective affiliates make any recommendations as to whether or not holders should tender their Notes pursuant to the Tender Offer, and no one has been authorized by any of them to make such recommendations. Holders must make their own decisions as to whether to tender their Notes, and, if so, the principal amount of the Notes to tender.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required to inform themselves about, and to observe, any such restrictions.

This press release is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein. Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Safe Harbor Statement

This press release contains forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include statements regarding Studio City Finance’s plans and expected timing with respect to the Tender Offer. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Studio City Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the pace of recovery from the impact of COVID-19 on our business, our industry and the global economy, (ii) risks associated with the amended gaming law in Macau and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Studio City International Holdings Limited’s filings with the United States Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Studio City Finance undertakes no duty to update such information, except as required under applicable law.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com